LOWENSTEIN SANDLER PC

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

April 28, 2010

VIA EDGAR AND OVERNIGHT COURIER

Max A Webb, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Tower International, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 9, 2010

File No. 333-165200

Dear Mr. Webb:

On behalf of Tower Automotive, LLC (to be converted into Tower International, Inc. and hereinafter referred to as “Tower” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Tower’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated April 20, 2010, and to reflect other updating changes. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, four courtesy copies of the Amendment marked to show changes from Amendment No. 1 to the Registration Statement as filed on April 9, 2010, and four clean courtesy copies of the Amendment.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Tower. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the pages in Amendment No. 1 to the Registration Statement).

Competitive Cost Structure, pages 4 and 8

1.	We note your disclosure made in response to prior comment 7. Please delete the reference to Adjusted EBITDA margins in the first sentence. Alternatively, please make reference to your GAAP net income (loss) and the related GAAP based margin computation as the primary measure of your results.

Response 1: The Company has deleted the references to Adjusted EBITDA previously appearing in the sentence regarding the Company’s cost competitiveness. The deletions were made on pages 4 and 84.

Summary Consolidated Financial Data, page 11

2.	Please expand the Statement of Operations Data, here and on page 45, to provide pro forma earnings (loss) per share for the most recent fiscal year (and any subsequent interim period that may be required in an amended filing). In addition, please provide adjusted pro forma earnings (loss) per share data for the same period(s). The adjusted pro forma per share information should give effect to the repayment of debt from the use of the proceeds of the offering. It should assume issuance of only those shares whose proceeds are to be used to pay down your outstanding debt, in addition to those issued in the Corporate Conversion. A footnote to the table should be provided explaining the computation of the pro forma earnings (loss) per share data and of the adjusted pro forma earnings (loss) per share data.

Response 2: The Company has expanded the Statement of Operations data on pages 11 and 45 to reflect pro forma loss per share for the year ended December 31, 2009 (and will do the same for any subsequent interim period that may be required in an amended filing). Based on our discussions with the Staff, the Company understands that the pro forma loss per share calculation is intended to give effect to the Corporate Conversion. The number is currently blank, inasmuch as no determination has yet been made regarding the number of shares of common stock to be issued in the Corporate Conversion. The number will be inserted at the same time that the Company discloses a price range for this offering in a preliminary prospectus. A new footnote 4 on page 12 and a new footnote 2 on page 46 explains how this calculation will be made.

The Company has also expanded the Statement of Operations data on pages 11 and 45 to reflect the adjusted pro forma earnings (loss) per share data for the year ended December 31, 2009 (and will do the same for any subsequent interim period that may be required in an amended filing). This adjustment will give effect to the repayment of debt from the net proceeds of the offering. Based on our discussions with the Staff, the Company will limit the assumed repayment of debt to the repayment of the Company’s first lien term loan and will not give effect to repayment of the Company’s revolving credit facility. As the Company has explained to the Staff, the determination of whether to use any portion of the net proceeds to reduce the Company’s revolver will depend upon the Company’s working capital needs at the time of the closing. As noted on page 40, the capitalization table assumes the use of a specified portion of the net proceeds to reduce the amount outstanding on the revolver. Under “Use of Proceeds” on page 38, the Company has indicated that it may use a portion of the net proceeds to pay down debt under the Company’s revolving credit facility. Because there is no certainty as to whether the revolver debt will be reduced at the time of the closing, the calculation of the adjusted pro form net loss per share does not give effect to the repayment of any portion of the revolver. A new footnote 5 on page 12 and a new footnote 3 on page 46 explains how adjusted pro form net loss per share will be calculated.

3.	In addition, provide a separate footnote that discloses you intend to pay a total of $5.5 million contemporaneously with the closing of the IPO to your executive officers pursuant to a special incentive program. Disclose if true, that such bonus payment will immediately vest (and describe why it immediately vests) and have the result of increasing by a like amount, your compensation expense for fiscal year 2010. Disclose here and under Use of Proceeds on page 38 the expected source of funds to be used for this incentive payment.

Response 3: The Company has added a separate footnote – footnote 2 on page 12 and footnote 1 on page 46 – to disclose that the Company intends to pay a total of $5.5 million contemporaneously with the closing of the IPO to its executive officers pursuant to a special incentive program. The footnote confirms that the payment will vest immediately upon the closing The special incentive program compensation vests immediately upon the closing of this offering because when the closing occurs there will be no further conditions to payment of the compensation. The footnote also confirms that the payment will constitute a charge (for the full amount of the payment) against 2010 earnings.

The cash to be used for the special incentive program is fungible. Accordingly, stating that the source of the cash may come from a particular source (e.g., the net proceeds, the Company’s revolver or cash on hand) may be misleading. Based on our discussion with the Staff, the Company understands that it will be sufficient to state in the above-mentioned footnote, as well as under the caption “Use of Proceeds”, that the payment of the special incentive is contingent on the closing of the offering. In addition to the above-mentioned footnote, the Company has added such a disclosure on page 38 under the caption “Use of Proceeds”.

Management’s Discussion and Analysis

Results of Operations - Year Ended December 31, 2009…December 31, 2008

Revenues, page 53

4.	Where variances in line items are the result of more than one factor and/or of offsetting factors, the impact of each individually significant factor should be quantified. Please revise throughout your discussion of the results of the company as a whole, as applicable.

Response 4: The Company believes it has provided meaningful disclosure regarding variances in line items that are attributable to more than one factor and/or offsetting factors. The Company believes that the tables on pages 57, 61 and 65, together with the related narrative disclosure for the applicable line items, is responsive to the Staff’s comment and in fact provides the reader more disclosure than would otherwise be provided if the Company merely addressed each line item in the income statement.

5.	For the company as a whole, please add a comparative discussion of gross profit and gross profit margin based upon your financial statements. Please also identify and discuss the individually significant components of cost of sales, either as part of this discussion or in a separately labeled narrative directly below your discussion of revenues.

Response 5: The Company has revised the structure of its analyses of comparative results to include a GAAP discussion of gross profit, gross profit margin and other significant income statement line items on a company-wide basis. The Company has included a discussion of the individually significant components of cost of sales as part of its discussion of gross profit. This disclosure has been made for each of the periods presented on pages 55, 59 and 63. This GAAP analysis appears prior to the discussion of Adjusted EBITDA on a non-GAAP basis.

6.	In this regard, as you analyze the profitability of your segments based upon adjusted EBITDA, consideration should be given to first providing your GAAP discussion of the company as a whole for all periods presented for purposes of clarity. This section could be followed by a comparative discussion of the individual segments themselves for all periods, based upon adjusted EBITDA.

Response 6: The Company has considered the approach suggested by the Staff. The Company respectfully prefers the approach reflected in Amendment No. 2, where the company-wide GAAP discussion for each period is followed by the non-GAAP analysis for the same period. Based on our discussions with the Staff, we understand that the Staff is not directing the Company to modify this approach.

7.	As a related matter, please quantify for us the dollar amount of depreciation that has been included in cost of sales for each period presented.

Response 7: The Company has described the dollar amount of depreciation included in cost of goods sold for each period presented. The disclosures appear on pages 55, 59 and 63.

Non-GAAP Financial Information, page 55

8.	We note your substantial revisions made in response to prior comment 28. Please refer to the table at the bottom of page 55, and revise this presentation so as to expand to present a reconciliation of consolidated ‘Adjusted EBITDA’ to ‘Net income/(loss) attributable to Tower Automotive, LLC,’ similar to your tabular presentation format on page 54 of the Registration Statement on Form S-1 filed on March 4, 2010. Further, please also revise the respective Non-GAAP tables for the five months ended December 31, 2008 and 2007 on page 59, and the seven months ended July 31, 2008 and 2007 on page 62, similar to the tabular format on pages 57 and 59 of the Form S-1 filed on March 4, 2010. Our concern is that the most comparable consolidated amount is generally considered to be net income / (loss).

Response 8: The tables on pages 56, 60 and 64 have been revised to present a reconciliation of consolidated Adjusted EBITDA to Net income/(loss) attributable to Tower Automotive, LLC, similar to the Company’s tabular presentation format on pages 54, 57 and 59 of the Registration Statement on Form S-1 filed on March 4, 2010.

9.	Refer to footnote (a) of the table at the top of page 56. Please expand the footnote to indicate that you have reconciled consolidated Adjusted EBITDA to Net income / (loss) attributable to Tower Automotive, LLC. Please make similar revisions throughout the remaining tables in MD&A.

Response 9: The footnotes on pages 57, 61 and 65 have been revised to reflect the revised reconciliations.

Debt, page 68

10.	We have reviewed your response to prior comment 32. Based on your response, we believe you should expand the paragraph discussion of the ABL revolver to clarify that the borrowing base under your revolver changes based on the volume of the assets included within the borrowing base, and that based on the asset mix at December 31, 2009, you were entitled to borrow $100.3 million under the revolver, and that as of such date, you had borrowings outstanding of $24.5 million and outstanding letters of credit of $0.3 million leaving you an availability under the ABL revolver of $75.5 million at December 31, 2009. Also, with regards to your response concerning the foreign credit facilities, please specifically disclose the respective Italy and South Korea unused borrowings of $10.2 million and $2.6 million in the disclosure on pages 131 and 132 of the filing.

Response 10: The Company has revised the disclosure on page 71 regarding the borrowing base under the Company’s revolver to reflect the points covered by the Staff. Essentially, the revised disclosure reflects the language provided by the Company in response to Comment No. 32 in the Staff’s initial comment letter dated March 30, 2010.

The Company has revised the disclosure on page 134 to reflect the unused borrowings in South Korea ($2.2 million or KRW 2.6 billion) and has revised the disclosure on page 135 to reflect undrawn availability ($10.2 million or €7.1 million) under the Company’s receivable factoring facilities in Italy.

Financial Statements

Note 16. Segment information, page F-42

11.	We have reviewed your response to our prior comment 44, as well as the copy of the reporting package and the format of the report furnished to BOD. While we agree that aggregation is acceptable in certain circumstances if presenting segment information separately won’t provide much useful information to users of financial statements, we are not persuaded that this is the case in your circumstances. To facilitate our full understanding of the economic characteristics of your segments, please also provide us with a comparable analysis using gross margins as a measure of performance and of operating performance, as well on a GAAP basis. In this regard, it appears from your footnote that you may be able to provide this information for the five month period in 2007, as well. We may have further comments upon review of your response.

Response 11:

Documentation

As requested by the Staff, the Company has performed an analysis of gross margins for each operating segment comparable to the Adjusted EBITDA margin discussion that was initially provided. The analysis covers all of the periods included in the financial statements, 2007 through 2009, as well as expected gross profit margins through its planning horizon. The projections are based on volumes that are consistent with volumes provided by CSM Worldwide, a third party provider. The Company’s experience is that its projections and long range planning have proven to be accurate in prior periods. The Company has also prepared Adjusted EBITDA margins for the same periods. The Company has submitted the underlying analyses (the “Confidential Analyses”) to the Commission by separate letter pursuant to requests for confidential treatment.

Overall Comments

The Company was acquired by Cerberus on July 31, 2007; therefore, the Successor Company has only been in existence for approximately 2.5 years. While the 2007 Successor period (5 months) provides a baseline for historical results, it is a short period which may not be as representative as a full year. Beginning in the second half of 2008, North America, followed shortly thereafter by Europe, began to experience a severe economic downturn. This unprecedented downturn continued throughout 2009 and spread substantially across the world, affecting various countries at different times. In addition, the timing of the related government interventions varied by country. Given the unprecedented economic environment of the last two years, the Company believes that future expected margins are more representative as the global economies recover and return to more normal levels.

Accounting Guidance

FASB ASC 280-10-55-7A states that “operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

FASB ASC 280-10-55-7B states that, “likewise, if segments generally do not have similar economic characteristics, but in the current year have similar gross margins or sales trends and it is not expected that the similar gross margins or sales trends will continue in the future, it should not be presumed that the segments should be aggregated for the current-year segment disclosures just because current economic measures are similar.”

FASB ASC 280-10-55-7C states that, “aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”

The Company expects gross profit margins to trend similar within each of its reportable segments as discussed below. In accordance with FASB ASC 280-10-55-7A, aggregation of operating segments that share similar expected future gross margins, but that do not necessarily share historical margins, can be aggregated if they also meet the other five criteria. The Company believes that it has met the other five criteria described in FASB ASC 280-10-50-12, each of which is discussed below:

a.	The nature of our products and services is substantially similar: metal structures and assemblies that are manufactured for original equipment manufacturers (OEM’s) in the automotive industry.

b.	The nature of our production processes is substantially similar: the Company manufactures metal parts through stamping presses and joins various metal stampings together through welding or other technologies to form assemblies.

c.	The type or class of customer for the Company’s products and services is, in almost all cases, OEM’s in the automotive industry. While the specific customers may differ between operating segments, all customers are in the business of producing vehicles; therefore, the Company only has one type of customer.

d.	The method used to distribute the Company’s products is almost always truck or rail. The Company is also strategically positioned near its customers in the locations in which it operates to allow for transit of the Company’s products to the customer either via truck or rail. The Company’s products are metal component parts that are shipped directly to the OEM and are not for distribution or resale.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. Note that the regulatory environment does not play a significant role in the Company’s business; therefore the Company has concluded that this criterion is inapplicable.

The Company has provided this information in greater detail in our previous response letter.

Gross Profit Margin

International

As the Confidential Analyses indicate, historical gross profit margins have been similar between the operating segments, despite the economic crisis, in the Company’s International segment. Europe and Asia experienced similar gross margins during 2007; however, they began to diverge in 2008 when the automotive industry began to experience unprecedented reductions in volume in Europe. This trend continued throughout 2009, which resulted in significantly lower sales in Europe during this time period. Conversely, Asia was not as severely impacted by the economic downturn in late 2008 and 2009 and sales remained relatively stable. The Company currently projects that gross profit margins will begin to converge in 2010 and continue to converge through the next five years in both operating segments as the European market recovers and the Asian market remains relatively constant. In summary, the Company believes that the two operating segments share similar economic characteristics as discussed above and similar projected gross profit margins.

Americas

As the Confidential Analyses indicate, historical gross profit margins were similar in 2007, but began to fluctuate in the two operating segments in 2008. During 2009, Brazil experienced economic issues as well as a series of operational issues, whereas North America was severely impacted beginning in 2008 and throughout 2009 by the economic downturn. The Company expects that gross profit margins in Brazil will recover in 2010 as the operational issues are being resolved, and will trend in the same manner as North America over the next 5 years. The Company’s North American operations were severely impacted by the economic downturn which began affecting the United States during the second half of 2008 and continued through 2009. The Company believes that the North American economy will begin to recover in 2010 and that gross profit margins will trend similar to Brazil for the foreseeable future. In summary, the Company believes that the two operating segments share similar economic characteristics as discussed above and similar projected gross profit margins.

Adjusted EBITDA

As the Company has communicated earlier, the Company measures its segments’ performance on the basis of Adjusted EBITDA. The trends that have been described as part of the gross profit margin discussion above also apply to the analysis of Adjusted EBITDA margins.

ASC 280-10-55 specifically mentions that segments with similar economic characteristics would be expected to have similar long-term average gross margins, but it is our understanding that it is acceptable to look to other performance measures, including EBITDA, when determining whether segments have similar economic characteristics. As we noted in our previous response dated April 9, 2010, EBITDA and Adjusted EBITDA are performance measures that the Company uses to measure the operating performance of its segments.

As documented in the Confidential Analyses, the adjusted EBITDA margins are similar for the segments that the Company has aggregated, and therefore the Company believes that it meets the criteria in ASC 280 of having similar economic characteristics.

Conclusion

As mentioned in FASB ASC 280-10-55-7C, evaluating similar economic characteristics for aggregation of operating segments is a matter of judgment. The Company believes, based on the facts and circumstances noted above, that it has two reportable segments.

This conclusion not only reflects the Company’s analysis of the quantitative factors and the applicable accounting literature as noted above, but also takes into account our qualitative analysis including the specific nature of the Company’s business and industry. As a manufacturer of structural metal components principally for automotive OEMs, the Company essentially produces one type of product for an industry that is becoming increasingly global in nature. Many platforms are sourced on a global basis for OEMs that make their purchases, and scale their businesses, on a global basis. Global platform designs and global sourcing have become an inherent part, and are becoming an increasingly prevalent part, of our industry. It is important for the Company to have a global focus and footprint or it will risk being outpaced by competitors who can supply products on a global basis. The Company believes that providing data with respect to two segments will be more informative than if it were to provide data regarding numerous segments differentiated only by traditional geographic boundaries. With a two segment approach, investors will be able to identify and understand the important trends in the Company’s business and industry, and not place undue focus on miscellaneous or immaterial items occurring in one country that may not be representative of the overall industry. The Company believes that in light of the similar businesses that can be grouped into its Americas and International segments, the two segment approach provides better disclosure, with less risk of misplaced focus on distractions, than an approach that expands the number of segments.

The Company would welcome the opportunity to discuss this matter with the Staff should the Staff require further information regarding its approach to its reportable segments.

Age of Financial Statements

12.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulations S-X.

Response 12: The Company is aware of the financial statement updating requirements cited by the Staff.

Consents of Independent Registered Public Accounting Firm

13.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response 13: The Company has filed consents of the applicable accounting firms with Amendment No. 2 to the Registration Statement. The Company acknowledges that it is aware of the requirements of Rule 402 of Regulation C.

*    *    *    *    *

As requested in the Comment Letter, in the event that Tower requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tower from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Tower may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Peter H. Ehrenberg (at 973-597-2350) or Michael J. Reinhardt (at 973-597-2552) of this office.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission

J. Nolan McWilliams, Esq.

Ms. Beverly Singleton

Ms. Margery Reich

Tower

Mr. Mark Malcolm

Mr. James Gouin

Mr. Jeffrey Kersten

Ms. Nanette Dudek

Davis Polk

Joseph Hall, Esq.